Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

October 19, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 4, 2012
File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated October 5, 2012, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on our September 7, 2012 response to the Commission’s August 2, 2012 letter on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “March 2012 Form 10-Q”). For your convenience, we have included the staff’s comments below along with our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Industry Trends, page 83

1.

Please refer to prior comment one. We acknowledge your proposed new disclosure. Please provide us proposed disclosure to be included in future periodic reports that provides the impact on your operating results of reinvesting future cash flows at rates lower than those guaranteed under your insurance contracts. In addition, include in your proposed disclosure the impact that your asset-liability management process, including related hedging activities, is expected to mitigate this risk.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 19, 2012

Response:

Assuming no change in facts requiring different disclosure, the Company will include in its Form 10-Q for the quarterly period ended September 30, 2012, the disclosure proposed in its response to prior comment one, and also proposes to include the updated disclosure shown below, with modified sections shown in underline, beginning with its Form 10-K for the fiscal year ended December 31, 2012:

The low interest rate environment in the U.S. has resulted in our current reinvestment yields being lower than the overall portfolio income yield, primarily for our investments in fixed maturity securities and commercial mortgage loans. With the Federal Reserve Board’s decision to keep interest rates low through at least 2014, our portfolio income yields are expected to continue to decline in future periods.

For the domestic Financial Services Businesses’ general account, we expect approximately 10% of the fixed maturity securities and commercial mortgage loans to mature annually through 2014. The domestic Financial Services Businesses’ general account has approximately $xxx billion of such assets (based on net carrying value) as of [quarter end date]. As these assets mature, the current average portfolio income yield of approximately 5% is expected to decline due to reinvesting in a lower interest rate environment.

The reinvestment of maturities and pre-payments at rates below the current portfolio yield, and/or at rates below those guaranteed under our insurance contracts, will impact future operating results to the extent we do not have the ability to reduce crediting rates on in-force blocks of business, and hence maintain net interest margins. As of [quarter end date], our domestic Financial Services Businesses have approximately $xx billion of insurance liabilities and policyholder account balances. Of this amount, approximately $xx billion represents contracts with guaranteed minimum crediting rates. The following table sets forth our contracts in the domestic Financial Services Businesses with guaranteed minimum crediting rates, and the related range of the difference between interest rates being credited to contractholders on these balances as of [quarter end date] and the respective minimum guaranteed rates.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 19, 2012

	Account Value		% of Total
($ billions)
Contracts at guaranteed minimum crediting rate	$	xx	xx	%
Contracts above guaranteed minimum crediting rate by:
0% - 0.5%		xx	xx
0.5% - 1%		xx	xx
greater than 1%		xx	xx

Total contracts with guaranteed minimum crediting rates	$	xx	xx	%

For the contracts above guaranteed minimum crediting rates, although we have the ability to lower crediting rates, our ability to do so may be limited by competitive pressures.

Our domestic Financial Services Businesses also have approximately $xx billion of insurance liabilities and policyholder account balances representing participating contracts for which the investment risk is expected to ultimately accrue to contractholders. The crediting rates for these contracts are periodically adjusted based on the yield earned on the related assets. The remaining $xx billion of the $xx billion of insurance liabilities and policyholder account balances in our domestic Financial Services Businesses represents long duration products such as group annuities, structured settlements and insurance reserves that do not have stated crediting rate guarantees but for which underlying assets may have to be reinvested at interest rates that are lower than portfolio rates. The impact of a prolonged low interest rate environment on these contracts is mitigated through asset-liability management, as discussed further below.

In order to further mitigate the unfavorable impact that the current interest rate environment has on our net interest margins, we employ a proactive asset-liability management program, which includes strategic asset allocation and derivative strategies within a disciplined risk management framework. These strategies seek to match the characteristics of our products, and to closely approximate the interest rate sensitivity of the assets with the estimated interest rate sensitivity of the product liabilities. Our asset-liability management program also helps manage duration gaps, currency and other risks between assets and liabilities through the use of derivatives. We adjust this dynamic process as products change, as customer behavior changes and as changes in the market environment occur. As a result, our asset-liability management process has permitted us to manage interest-sensitive products successfully through several market cycles.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 19, 2012

Our interest rate exposure is also mitigated by our business mix, as we have limited exposure to long-term care business and fixed annuities, and universal life represents a small portion of our individual life business in force. In addition, within our Retirement business, a substantial portion of our stable value account values have very low crediting rate floors.

Our Japanese insurance operations have experienced a prolonged low interest rate environment for many years. These operations issue recurring payment and single premium products that are denominated in both Japanese yen and U.S. dollars, as well as fixed annuity products that are denominated in U.S. dollars. For the Japanese yen-denominated products, the exposure to decreased interest rates is limited as our Japanese insurance operations have considered the prolonged low interest rate environment in product pricing, and a rigorous asset-liability management program, which includes our duration management and crediting rate strategies, further limits our exposure. For the U.S. dollar-denominated recurring payment products, our exposure to low interest rates in the U.S. is also limited by our asset-liability management program. For the U.S. dollar-denominated single premium and fixed annuity products, the risk of reduced interest rates is limited, as these products are re-priced regularly to reflect current market interest rates.

Results of Operations for the Financial Services Businesses by Segment

Individual Annuities, page 107

2.

Please refer to prior comment two. You state that the valuation of the embedded derivative liability utilized an additional NPR credit spread of 2.58%. Yet the disclosure you reference on page 381 states that the additional credit spread over libor generally range from 150 to 250 basis points. Please provide us proposed disclosure to be included in future periodic filings that states the actual NPR credit spread used or provide a more precise weighted average range.

Response:

In its response to prior comment two, the Company focused on the 2.58% NPR credit spread utilized at the 30 year point of the yield curve for illustrative purposes to highlight the impact of the long duration of the expected benefit payments in the valuation of the embedded derivative liability. In application, the valuation is performed for individual living benefit contracts with cash flow streams of various durations, each of which utilizes the NPR credit spread for the point on the curve matching the cash flow duration. The range of 150 to 250 basis points disclosed in the 2011 Form 10-K, on page 381, provided an approximate range of NPR credit spreads for the various durations.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 19, 2012

As a result of implementing Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs in the first quarter of 2012, the Company currently discloses in tabular format a more precise range of NPR credit spreads that incorporates the lowest and highest NPR credit spreads utilized across all cash flow durations. This revised disclosure appears on page 77 of the March 2012 Form 10-Q, and reflects a 0.4% - 2% range of NPR credit spreads, which incorporates the lowest and highest NPR credit spreads utilized across all cash flow durations for the first quarter of 2012.

Form 10-Q for the Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates, page 124

3.

Please refer to prior comment seven. Your response appears to address the impact on your operating results, resulting from your normal re-estimate of total gross profits and determination of amortization rates, and not the impact of your new method, which includes all of the results for your living benefits hedging program without regard to permanence, as compared to your prior method, which included only those results deemed to be permanent. Please provide us revised disclosure to be included in future periodic reports of the impact of this new method. Also, tell us the reason for the change to the new method, the factors that you considered in concluding that this change was preferable and why you did not report it as a change in accounting principle in your financial statements pursuant to ASC 250-10-50.

Response:

Related to its prior methodology, in the 2011 Form 10-K on page 116 within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for Financial Services Businesses by Segment—U.S. Retirement Solutions and Investment Management Division—Individual Annuities—Net impact of embedded derivatives related to our living benefit features and related hedge positions,” the Company disclosed the following:

“In the third and fourth quarter of 2011, we also determined that the cumulative difference between the change in the value of the hedge target liability, excluding the unhedged portions and assumption updates, and the change in the fair value of the hedge assets was other-than-temporary. As a result, we included the cumulative differences in our best estimate of total gross profits, which resulted in an increase in our DAC amortization rates.”

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 19, 2012

Based on the above, the entire cumulative difference for all historical periods through the end of 2011 had already been deemed other-than-temporary under the Company’s prior methodology and included in its best estimate of total gross profits. Therefore, the $42 million net benefit referenced in the Company’s response to prior comment seven, which resulted from including the results of the hedging program for the first quarter of 2012 in the best estimate of total gross profits, was the only impact of the revised treatment.

The determination of whether these differences were other-than-temporary was historically performed as part of the Company’s regular review of its estimated profitability, and was based on an evaluation of the effectiveness of the hedge program. The Company implemented this change in estimate based on an evaluation of its experience in the second half of 2011. Significant capital markets volatility during this period resulted in a significant negative net impact in the Company’s living benefit hedging program. In practical application, the classification of these impacts as temporary or permanent was subjective and required significant judgment. As a result, the Company determined it could no longer conclude the impacts of its living benefits hedging program were “temporary” as part of its best estimate of product gross profits used in the amortization of DAC. Instead, the Company’s best estimate now reflects the difference between the change in the fair value of hedge positions and the change in the value of the hedge target liability, excluding unhedged portions, based on the actual experience of the hedging program, without regard to the permanence of the impacts.

Given that this change was driven by the evaluation of experience that emerged in the second half of 2011, the Company views it as a change in accounting estimate made in the ordinary course of business. As noted in the Financial Accounting Standards Board Master Glossary, “changes in accounting estimate result from new information,” and are “a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities.” The Company also considered the provisions of Accounting Standards Codification 250, Accounting Changes and Error Corrections (“ASC 250”). As noted in ASC 250-10-45-18, when distinguishing between a change in accounting principle and a change in accounting estimate, changes “related to the continuing process of obtaining additional information and revising estimates…shall be considered changes in estimates for purposes of applying this Subtopic.” Therefore, the Company believes that the provisions of ASC 250-10-50 regarding changes in accounting principle are not applicable.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 19, 2012

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter B. Sayre

Peter B. Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone
Susan L. Blount